                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                  SCHEDULE TO/A

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                        --------------------------------

                                  ALPNET, INC.
                       (Name of Subject Company (Issuer))

                                   ARCTIC INC.
                                     SDL PLC
                      (Names of Filing Persons (Offerors))

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                   021089 10 7
                      (CUSIP Number of Class of Securities)

                                 MARK LANCASTER
                          BUTLER HOUSE, MARKET STREET,
                                   MAIDENHEAD
                                BERKSHIRE S16 8AA
                                 UNITED KINGDOM
                                +44.162.841.0100
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                DAVID E. SCHULMAN
                                 BRIAN M. MCCALL
                                2 SERJEANTS' INN
                                     DECHERT
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                                +44 207.583.5353

                        --------------------------------

                            CALCULATION OF FILING FEE

------------------------------------   -----------------------------------------
      Transaction valuation*                     Amount of filing fee**
           $6,829,108                                    $1,366
------------------------------------   -----------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 32,519,558 common shares, no par value, at the tender offer price of $0.21 per common share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:     $1,366           Filing Party:   SDL plc
  Form or Registration No.:   Schedule TO      Date Filed:     December 13, 2001


     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on December 13, 2001 (as amended, the "Schedule TO") by Arctic Inc., a Utah corporation (the "Purchaser"), and a wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase all the outstanding common shares, no par value (the "Shares"), of ALPNET, Inc., a Utah corporation (the "Company"), at a purchase price of $0.21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

ITEM 3 AND ITEM 8.

     Item 3 and Item 8 of the Schedule TO are hereby amended and supplemented by striking paragraph 8 in the section entitled "The Tender Offer - 9. Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase and replacing such paragraph in its entirety with:

     "Pursuant to separate agreements with Parent, dated December 11, 2001, Koninklijke Machinefabriek Stork BV and Herbert F. Boeckmann, II, shareholders owning 3,000,000 and 2,761,974 Shares, respectively, among other things: (i) agreed to tender in the Offer all Shares beneficially owned by them; (ii) agreed to vote such Shares in favor of the Merger; and (iii) granted to Parent a proxy with respect to such Shares. Although dated as of December 11, 2001, the agreement with Herbert F. Boeckmann, II, was executed and delivered to Parent on December 14, 2001."

ITEM 12.  EXHIBITS

     Item 12 is hereby amended and supplemented by adding the following exhibits:

     (d)(4) Stockholder Agreement between Koninklijke Machinefabriek Stork BV, Parent and the Purchaser, dated December 11, 2001.

     (d)(7) Stockholder Agreement between Herbert F. Boeckmann, II, Parent and the Purchaser, dated December 11, 2001, executed and received by Parent December 14, 2001.*"

*Refiled herewith.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              ARCTIC INC.


                              By:     /s/ Mark Lancaster
                                   --------------------------
                                   Name:   Mark Lancaster
                                   Title:  President




                              SDL PLC


                              By:     /s/ Mark Lancaster
                                   --------------------------------------------
                                   Name:   Mark Lancaster
                                   Title:  Chairman and Chief Executive Officer



Dated: December 14, 2001
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                               INDEX TO EXHIBITS


EXHIBIT NUMBER           DOCUMENT
--------------           --------



     (d)(4) Stockholder Agreement between Koninklijke Machinefabriek Stork BV, Parent and the Purchaser, dated December 11, 2001.

     (d)(7) Stockholder Agreement between Herbert F. Boeckmann, II, Parent and the Purchaser, dated December 11, 2001, executed and received by Parent December 14, 2001."